August 11, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tayyaba Shafique

Jeanne Baker

Juan Grana

Lauren Nguyen

Re:	BillionToOne, Inc.

Draft Registration Statement on Form S-1

Submitted June 20, 2025

CIK No. 0002070849

Ladies and Gentlemen:

On behalf of BillionToOne, Inc. (the “Company”), and in connection with the submission via EDGAR of Amendment No. 1 to its Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), this letter responds to the comments set forth in the letter to the Company dated July 17, 2025 from the staff of the Securities and Exchange Commission (the “Staff”).

For your convenience, we have repeated and numbered the Staff’s comments from the July 17, 2025 letter in italicized print, and the Company’s responses are provided below each comment.

Draft Registration Statement on Form S-1

Glossary, page ii

1.

Please revise the terms included in the glossary to include a brief description of the relevance of the terms to your operations. As an example only, we note that you define cfDNA as “[c]ell free DNA released from tumor cells”. Please briefly explain, or include a cross reference to your disclosures on pages 4 and 117, the relevance of cfDNA for modern precision medicine. Likewise, please explain the relevance of polymerase chain reactions, and define methylation and sample accessioning.

In response to the Staff’s comment, the Company has revised the disclosure on page i of the Amended Draft Registration Statement.

Prospectus Summary

Overview, page 2

2.

We note your disclosure on page 48 that “[y]ou currently offer a number of genetic tests, each of which is a laboratory developed test (LDT)”. Please revise your summary to prominently note, if true, that all of your current products are LDTs, which are not subject to FDA regulatory approvals.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 123, and 174 of the Amended Draft Registration Statement.

Securities and Exchange Commission

August 11, 2025

3.

We note your disclosure that “[yo]ur superior technology platform has enabled [you] to build category-defining prenatal and oncology products,” and that “[you] have established [y]ourselves as a leader in the prenatal testing market.” Please revise to discuss the metric upon which you base this statement that your technology platform is superior and that you are a leader in the prenatal testing market. For example, explain whether you are measuring by revenue or market share, or a combination of various metrics. We refer to your disclosure on page 128 that “[you] are the second largest prenatal genetics laboratory in the United States by revenue.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 119 of the Amended Draft Registration Statement. The Company supplementally advises the Staff that its prenatal revenue of $150 million for the fiscal year ended December 31, 2024 is comparable to the $177 million in prenatal revenue reported by Myriad Genetics for the same period. The Company believes that Myriad Genetics was the second largest prenatal testing company in 2024.

4.

We note your disclosure that you estimate “an annual market opportunity of over $100 billion in the United States alone,” and that “[w]hile [y]our current products already address an estimated annual market opportunity of over $20 billion in the United States, [you] believe that [y]our R&D pipeline could eventually expand this annual addressable market to over $100 billion.” We also note your disclosure on page 97 that the $100 billion figure is comprised of an addressable market of $1 billion for carrier screening, $1.5 billion for aneuploidy testing, $6 billion for therapy selection, over $15 billion for therapy monitoring, over $30 billion for minimal residual disease and over $50 billion for early detection. Please revise to provide a detailed discussion of how you calculate each of these addressable market figures, and discuss any material assumptions underlying these calculations, such as the price at which you are able to sell your products and the available patient population. Please also revise to clarify why you include products that have not yet been launched in your total addressable market calculation. In your discussion, please also explain the basis for your disclosure on page 97 that “[you] estimate the 14-gene version of UNITY Fetal Risk Screen will expand the serviceable addressable market for UNITY by 70%” and on page 128 that “[you] estimate that the [oncology] market is less than 20% penetrated today by all molecular diagnostics companies.”

In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the Amended Draft Registration Statement to provide a detailed discussion regarding the calculations and material assumptions for each of these addressable market figures and has included cross references to such disclosure in other sections of the Amended Draft Registration Statement where the Company discusses such addressable market figures. The Company has also included in the Amended Draft Registration Statement on pages 8, 99 and 133 an explanation of why it includes future product launches in the total addressable market calculation. Furthermore, the Company respectfully clarifies to the Staff that Northstar Response (its current product) and MRD (its product in development) are necessary precursors for an early detection product. The Company believes that there is significant potential for its smNGS platform to accommodate products in the early detection market. The Company believes the molecular information provided by its test can assist in predicting the diagnostic pathway that can confirm the presence and tissue of origin of cancer. Given the capabilities of its existing tests and stated focus of its development efforts, the Company believes it is reasonable to include early detection in its calculation of total addressable market opportunity. Accordingly, as part of the Company’s five-year strategic plan, it expects to initiate clinical studies for an early cancer detection assay in the near to medium term, with the goal of being prepared for a potential regulatory submission of this assay in time for the next available review of the U.S. Preventative Service Task Force.

The Company has further revised the disclosure on page 98 to explain the basis for its disclosure that “We estimate the 14-gene version of UNITY Fetal Risk Screen will expand the serviceable addressable market for UNITY by 70%” and on page 133 to explain the basis for its disclosure that “We estimate that the [oncology] market is less than 20% penetrated today by all molecular diagnostics companies.”

5.

We note your disclosure on page 37 that “[you] have incurred significant losses since [y]our inception. For the years ended December 31, 2023 and 2024, [you] incurred net losses of $82.7 million and $41.6 million, respectively. As of December 31, 2024, [you] had an accumulated deficit of $282.2 million.” Please revise your prospectus summary to discuss your significant losses and accumulated deficit for the periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 89, 119 and 120 of the Amended Draft Registration Statement.

Our four pillars of differentiation, page 3

6.

We note your disclosure that “[yo]ur revolutionary platform achieves absolute quantification at the single molecule level, enabling [you] to: (i) accurately quantify genetic targets by eliminating biases introduced from next-generation sequencing (NGS); (ii) precisely measure and analyze intermediate biochemical reactions to optimize the performance of [y]our assays; and (iii) reduce sequencing costs by obtaining a higher quality signal at each genomic location analyzed.” Please clarify these biases that are eliminated from NGS, and explain how a higher quality signal can reduce sequencing costs.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 120 of the Amended Draft Registration Statement.

Securities and Exchange Commission

August 11, 2025

Our Superior Efficiency, page 4

7.

We note your disclosure which describes your limited accumulated deficit as of December 31, 2024 being a small fraction of the losses incurred by some of your competitors. Please remove the comparative disclosure or revise to provide substantiation for the statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 121 of the Amended Draft Registration Statement. The Company supplementally advises the Staff that as of December 31, 2024, the accumulated deficits for Caris Life Sciences, Inc., Guardant Health, Inc., Natera. Inc., and Tempus AI were $2.5 billion, $2.6 billion, $2.6 billion, and $2.2 billion, respectively, whereas as the Company had an accumulated deficit of $282.2 million as of December 31, 2024. The Company believes this comparison substantiates the Company’s claim that its accumulated deficit is a small fraction incurred by certain of its public company competitors.

Our solution and suite of products, page 6

8.

We note your disclosure that “[you] intend to expand [y]our oncology test offerings into testing of earlier stage cancer patients, including through MRD testing and potentially for early cancer detection.” Please revise to provide a more detailed discussion of the current stage of development of each of your product candidates, and note the expected timing for their commercialization. Please also disclose whether any of the product candidates are expected to require FDA regulatory approvals.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 123 of the Amended Draft Registration Statement.

Prenatal products, page 6

9.	We note your graphic reflecting a brief description of your prenatal products. Please revise to briefly describe the Aneuploidy NIPT + RhD NIPT product.

In response to the Staff’s comment, the Company has revised the graphic on pages 7 and 124 of the Amended Draft Registration Statement.

Risk Factors

If the government and other third-party payors fail to provide coverage and adequate payment for our existing and future tests, our..., page 20

10.

We note your disclosure that “[t]hird-party reimbursement for [y]our tests represents a significant portion of [y]our revenue, and [you] expect government and commercial third-party payors to continue to be [y]our primary source of payments.” We also note your disclosure that “third-party payor revenue for [y]our testing...constitutes the large majority of [y]our revenue.” Please disclose the percentage of your revenue represented by third-party reimbursements for the financial periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 21, 22, 94 and 169 of the Amended Draft Registration Statement.

11.

We note your disclosure on page 21 that “[w]hile ACOG guidelines generally acknowledge that NIPT is the most sensitive screening option for, and/or are generally supportive of NIPT in, average-risk pregnancies in addition to high-risk pregnancies...not all of [y]our current tests are covered under practice guidelines, and [you] cannot predict whether [y]our future tests will be covered by such guidelines.” Please clarify which of your current tests are not covered under practice guidelines.

In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Amended Draft Registration Statement.

Our revenue may be adversely affected if we are unable to successfully obtain reimbursement from the Medicare program and state Medicaid..., page 22

12.

We note your disclosure that “[i]t is estimated that nearly half of all births in the United States are to state Medicaid program beneficiaries. Each state’s Medicaid program has its own coverage determinations related to [y]our testing, and several state Medicaid programs do not provide coverage for [y]our testing.” Please clarify which state Medicaid programs do not provide coverage for your testing.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 and 170 of the Amended Draft Registration Statement.

Securities and Exchange Commission

August 11, 2025

We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations, and rules..., page 50

13.

You disclose that your employees and personnel may use generative artificial intelligence and machine learning to perform their work and that “[you] use AI/ML to assist [you] in making certain decisions, which is regulated by certain privacy laws.” Please revise to further discuss the decisions for which you currently use AI/ML.

In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Amended Draft Registration Statement.

Use of proceeds, page 79

14.

We note your disclosure that “[you] currently intend to use the net proceeds from this offering, together with [y]our existing cash and cash equivalents, for working capital and other general corporate purposes, including to fund [y]our growth, research and development initiatives, technology development, working capital, and operating expenses.” Please revise to further discuss the use of the proceeds to fund your growth, research and development initiatives, and technology development. Refer to Item 504 of Regulation S-K.

The Company respectfully advises the Staff that the Company currently does not have specific plans for use of the proceeds from the offering, as it had cash and cash equivalents of $191 million as of December 31, 2024 and generated revenue of $153 million in the year ended December 31, 2024. Additionally, the Company expects to achieve operating profitability and generate positive cash flows from operating activities by the end of 2025. As a result, the Company has not allocated any material portion of the net proceeds for any specific purpose given its cash position, potential near-term profitability and the amount of cash generated currently by its business. The Company also notes that its efforts to grow and develop its business are ongoing in the regular course of business and would occur regardless of the timing or size of the initial public offering.

Management’s discussion and analysis of financial condition and results of operations

Our business model and key performance metrics, page 91

15.	Please revise to define “Blended ASP,” and explain how it is calculated.

In response to the Staff’s comment, the Company has revised the disclosures on page 92 of the Amended Draft Registration Statement to change the term “Blended ASP” to “Overall ASP” and provide a definition of this term. In addition, the Company has changed the term “Blended Cost Per Test” to “Overall Cost Per Test” and included a definition of this term on page 92 of the Amended Draft Registration Statement.

Key factors affecting our results of operations and performance, page 92

16.

We note your disclosure on page 93 that “[o]nce an ordering provider within a clinic first starts to use [y]our tests, [you] often see expansion of [y]our tests to other providers within the clinic. [You] believe that [y]our unique product offerings and exceptional end-to-end service drive this adoption. [Yo]ur cohort analysis indicates that the net test retention, as defined by the total number of tests that are received from a cohort of clinics first onboarded in a particular quarter, even after accounting for any account or provider churn, is over 100% after a year for the majority of quarterly cohorts.” Please revise to define “cohort” and further discuss your cohort analysis, including an explanation of how it demonstrated net test retention.

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Amended Draft Registration Statement.

17.

We note your disclosure on page 93 that “[you] believe [y]our tests provide far higher value than the Medicare Clinical Laboratory Fee Schedule (CLFS) rates established for [y]our tests. For instance, in a peer-reviewed publication, the break-even price for sgNIPT was estimated between $2,336 (healthcare cost-neutral price with better outcomes) and $7,233 (equivalent cost of identifying one affected pregnancy vs. sequential carrier screening). In comparison, the CLFS price for [y]our sgNIPT was established at $879.47.” Please revise to disclose the peer-reviewed publication, and further explain why you estimated that the break-even price for sgNIPT should be based on the healthcare cost-neutral price with better outcomes and/or the equivalent cost of identifying one affected pregnancy vs. sequential carrier screening.

Securities and Exchange Commission

August 11, 2025

In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Amended Draft Registration Statement to disclose the peer-reviewed publication and provide further explanation of the calculation of the referenced prices. The Company respectfully advises the Staff that the break-even price for sgNIPT was proposed in the peer-reviewed publication; the Company did not determine the pricing range. The Company presents such range in the Amended Draft Registration Statement as an illustration of the estimated value of the Company’s test, relative to its cost.

Key components of results of operations, page 97

18.

We note your disclosure that “[t]he majority of [y]our revenue is derived from sales of [y]our prenatal test, UNITY, and a smaller portion is derived from sales of [y]our liquid biopsy oncology tests, Northstar,” and that “[r]evenue is comprised of revenue from [y]our sales of [y]our prenatal and oncology tests and [y]our strategic partnership with Johnson & Johnson.” Please revise to disclose the percentage of your revenue derived from your prenatal tests as compared to your oncology tests, and your strategic partnership with Johnson & Johnson.

In response to the Staff’s comment, Company has revised the disclosure on page 99 of the Amended Draft Registration Statement.

Comparison of years ended December 31, 2023 and 2024

Revenue and gross margin, page 101

19.	With regard to your 113% increase in revenue and your increase in gross margin from 24% to 53%, please address the following:

•	Explain the reasons underlying the increase in tests processed and your increase in average selling price per test.

•	To the extent material, ensure you address how changes in payor mix impacted your average selling price.

•

Expand your disclosures to explain how the increase in revenue impacted gross margin. To the extent that it relates to your composition of fixed versus variable costs, provide a discussion of the degree to which cost of revenue is fixed versus variable.

•	Address whether there is any related trend information underlying your revenue and gross margin results. Refer to Item 303(b)(2)(ii) of Regulation S-K.

In response to the Staff’s comment regarding the reasons underlying the increase in tests processed and the Company’s increase in average selling price per test, the Company has revised the disclosure on page 104 of the Amended Draft Registration Statement to add further explanation of the underlying reasons for such increases.

In response to the Staff’s comment regarding how changes in payor mix impact the Company’s average selling price, the Company respectfully advises the Staff that changes in payor mix did not have a material impact on average selling price, therefore no changes have been made to the Company’s disclosures in the Amended Draft Registration Statement.

In response to the Staff’s comment regarding the expansion of the Company’s disclosures to explain how the increase in revenue impacted gross margin, the Company has revised the disclosure on page 105 of the Amended Draft Registration Statement to add further explanation with respect to such effect.

In response to the Staff’s comment regarding is any related trend information underlying the Company’s revenue and gross margin results, the Company has revised the disclosure on pages 104 and 105 of the Amended Draft Registration Statement summarizing revenue and gross margin trends and underlying reasons for these trends.

Liquidity and capital resources

Oberland Capital note purchase agreement, page 106

20.	Please expand your disclosures to address the following:

•

Expand your disclosures to quantify the royalty participation payments and clarify when they become applicable and payable. In this regard, we note you earned more than $100 million in revenue during the year ended December 31, 2024.

•	Quantify the internal rate of return Oberland will earn over the course of the loan.

Securities and Exchange Commission

August 11, 2025

•	Clarify whether or not you are in compliance with each material financial covenant.

See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 110, F-27 and F-28 of the Amended Draft Registration Statement.

Business

Our Product Portfolio, page 131

21.

We note that you refer to various studies, publications and collaborations throughout this section. As an example only, we note your disclosure on page 130 that “[you] have demonstrated the analytical and clinical validity, as well as the clinical utility, of [y]our Northstar Select test through rigorous reviews,” and that “[i]n validation studies, Northstar Response showed a consistent ability to detect quantitative changes in tumor fraction across more than 10 different cancer types, in some cases as much as six months earlier than indicated by imaging scans. Northstar Response has been analytically and clinically validated in three peer-reviewed publications, including in collaborations with the University of California, San Diego and the University of Florida.” We also note your disclosure on page 143 that “[you] have extensive publications on [y]our smNGS platform and products”. Please revise to discuss each of these studies, publications and collaborations in further detail. In particular, please disclose the date(s) and location(s) of the studies and trials, the sponsor(s), the number of participants, including how participants were selected, the results of the studies and trials, including how results were measured, key assumptions, any serious adverse events, and whether statistical significance was demonstrated, including supporting p-values, as appropriate. Please also disclose whether any of the parties involved, including the sponsors in the studies and/or trials, are affiliates or partners of BillionToOne. Consider providing the disclosures in tabular format for ease of reference.

In response to the Staff’s comment, the Company has revised the disclosure on pages 135, 140 and 145 of the Amended Draft Registration Statement to provide further information regarding the studies referenced in the Amended Draft Registration Statement, including to provide disclosure in a tabular format of such studies on page 150 of the Amended Draft Registration Statement. The Company respectfully clarifies for the Staff that, throughout the Amended Draft Registration Statement, the cited studies, publications, and collaborations pertaining to the Company’s laboratory developed tests (“LDTs”) are characterized as clinical studies rather than clinical trials. To elaborate, clinical trials are formal, prospective research studies that involve the enrollment of human subjects, typically governed by a prespecified protocol, randomization (often double-blind), and systematic administration of an investigational drug or intervention to evaluate safety and efficacy endpoints. Such trials generally include reporting of pre-specified endpoints, statistical analyses (e.g., p-values), and disclosure of information concerning sponsors, study sites, and adverse events. By contrast, the clinical studies referenced in the Company’s Amended Draft Registration Statement were retrospective analyses involving previously collected blood samples obtained from patient cohorts as reflected in medical records. No new patient enrollment, randomization, or interventional procedures were undertaken. The Company’s methodology involved processing these pre-existing samples using its LDTs and comparing the resulting test outputs to patient outcomes as documented in existing clinical data. As a result, information typically requested for clinical trials, including, but not limited to, the dates and locations of trial conduct, the identity of trial sponsors, the occurrence of serious adverse events, and statistical measures such as p-values, is not applicable or available in the context of these retrospective clinical studies.

22.

We note your disclosure throughout this section referring to the demonstrated analytical and clinical validity of your products. For example, we note your disclosure on page 130 that “[you] have demonstrated the analytical and clinical validity, as well as the clinical utility, of [y]our Northstar Select test through rigorous reviews.” You also state on page 134 that the “UNITY Fetal Risk Screen’s accuracy has been validated in multiple peer-reviewed studies.” Please revise to define analytical and clinical validity and clarify how you have demonstrated the validity and utility of your products without receipt of FDA or equivalent regulatory approvals. Safety and efficacy are determinations that are solely within the authority of FDA or similar foreign regulators. Where applicable, please clarify that certain of your products have not been approved by the FDA or similar foreign regulators and remove any statements of safety and efficacy for such products. You may present clinical trial end points and objective data resulting from trials or studies without concluding efficacy.

In response to the Staff’s comment, the Company has revised the disclosure on page 135 of the Amended Draft Registration Statement to add definitions of “analytical validity,” “clinical validity,” as well as “clinical utility.” The Amended Draft Registration Statement contains disclosure on pages 7, 123, and 174 that the Company’s LDTs are not subject to approval by the FDA.

Securities and Exchange Commission

August 11, 2025

The Company respectfully submits that, unlike investigational drugs or medical devices, the analytical validity, clinical validity, and clinical utility of LDTs are customarily established without review or approval by the FDA or similar regulatory authorities. The terms “analytical validity,” “clinical validity,” and “clinical utility” are well-established and widely recognized within the medical laboratory industry. Importantly, these terms are distinct from the concepts of “safety” and “efficacy,” which are specific regulatory standards applied to pharmaceutical products and certain medical devices, but not to LDTs.

To be offered as high-complexity laboratory tests, LDTs must comply with the requirements of the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”), which mandate that laboratories demonstrate analytical validity. While CLIA does not explicitly require demonstration of clinical validity or clinical utility, these elements are typically prerequisites for coverage and reimbursement by third-party payors, including private insurers, Medicare, and entities such as MolDX. The Company notes that its tests have received broad third-party payor coverage, including approval by MolDX.

As detailed in the disclosure added to the Amended Draft Registration Statement in response to Comment No. 21, multiple studies and rigorous statistical analyses support the claims regarding the analytical validity, clinical validity, and clinical utility of the Company’s LDTs. Accordingly, the Company respectfully submits that it is both scientifically and commercially appropriate to reference these terms in the Company’s disclosures, notwithstanding the absence of FDA approval or clearance requirements for the Company’s LDTs.

23.	Please revise the table illustrating the UNITY Fetal Risk Screen’s testing menu to further explain the two columns included in the table.

In response to the Staff’s comment, the Company has revised the graphic on page 139 of the Amended Draft Registration Statement.

UNITY Fetal Antigen CTA NIPT, page 136

24.

We note your disclosure that “[i]n December 2023, [you] announced a global partnership with Johnson & Johnson to provide [y]our UNITY Fetal Antigen clinical trial assay (CTA) in their AZALEA Phase 3 clinical trial of nipocalimab in pregnancies at risk for severe HDFN”, and that “[i]n April 2023, the FDA granted an Investigational Device Exemption (IDE) for the assays’ use in the trial.” Please revise to disclose the material terms of your agreement(s) with Johnson & Johnson, and file any such agreement(s) as exhibits to your registration statement or provide your analysis as to why you are not required to file any such agreement(s). Refer to Item 601(b)(10) of Regulation S-K. Please also revise to discuss the timing for any FDA submission and/or approvals required in connection with this Phase 3 trial, including the granting of a companion diagnostics indication.

In response to the Staff’s comment, the Company has revised the disclosure on pages 134, 135, 142 and 143 of the Amended Draft Registration Statement. The Company respectfully advises the Staff that the Collaboration Agreement with Johnson & Johnson (“J&J”) and its amendments have been filed as Exhibits 10.6, 10.7, and 10.8 to the Amended Draft Registration Statement, and that the Company’s Development and Commercialization Agreement with J&J has been filed as Exhibit 10.9 to the Amended Draft Registration Statement. The Company respectfully clarifies to the Staff that the agreements listed in the exhibit index refer to Janssen Pharmaceuticals, which is wholly owned by J&J. The Company provided disclosure on pages 134 and 135 to clarify that J&J, as the sponsor of the clinical trial, is the party in control of the timing and conduct of the clinical trial, and has the sole right and responsibility to prepare, obtain and maintain FDA approval for, and to conduct communications with the FDA regarding, nipocalimab. Thus, the timing of FDA approval of the UNITY Fetal Antigen test for a companion diagnostic indication is dependent upon the timing of the AZALEA trial, which is solely within J&J’s control.

Patient Case Studies, page 144

25.

We note your presentation of “patient case studies.” Please revise to provide a brief description explaining why you are highlighting the case studies and whether the results of the highlighted patients are representative of your patients to provide context for investors.

In response to the Staff’s comment, the Company has revised the disclosure on page 150 of the Amended Draft Registration Statement.

Intellectual Property, page 151

26.

Please expand your disclosure relating to your patent portfolio and identify for each material patent and patent application, as applicable, the scope and technology of each such patent or patent application, the type of patent protection, jurisdiction, and expiration dates. Consider adding tabular disclosure in addition to the narrative for ease of use.

In response to the Staff’s comment, the Company has revised the disclosure on page 165 of the Amended Draft Registration Statement.

Securities and Exchange Commission

August 11, 2025

Certain relationships and related party transactions, page 185

27.

Please revise this section to include the rate(s) at which your series D redeemable convertible preferred stock, series C-1 redeemable convertible preferred stock, and series C redeemable convertible preferred stock will convert into class A common stock.

In response to the Staff’s comment, the Company has revised the disclosure on pages 203 and 204 of the Amended Draft Registration Statement.

Notes to Financial Statements

(2) Summary of Significant Accounting Policies

Revenue, page F-12

28.

We note you present disaggregated revenue by Oncology, Prenatal and Clinical trial support services. Please tell us your consideration of presenting disaggregated revenue by third-payor groups, patients, and commercial payors. See ASC 606-10-50-5 through 7.

The Company respectfully advises the Staff that they evaluated the most appropriate disaggregation of its revenues in accordance with ASC 606-10-50-5 through 7, which emphasizes the need for revenue disaggregation categories to reflect the economic factors most relevant to the business. Accordingly, the Company considered and evaluated which factors have significant influence on the nature, amount, timing, and uncertainty of the revenue and cash flows.

The Company’s analysis concluded that disaggregation of revenues by prenatal, oncology, and clinical trial support services is most representative of the economic factors most relevant to the business and is consistent with the manner in which information about the Company’s revenue has been presented both externally and internally. The Company’s product offerings are oriented around distinct clinical markets: prenatal and oncology. The Company’s financial reporting reflects the fundamental differences in test type and reimbursement environment for these categories. Revenue from clinical trial support services, or partnering, is also unique in its economic characteristics. The Company’s management regularly monitors the performance of these revenue metrics, and management believes they are the most useful factors for investors and other relevant external stakeholders in evaluating the economic and financial performance of the Company.

The Company considered how revenue information is presented and reviewed internally and externally as outlined in ASC 606-10-55-90. In the Company’s external communications, it does not present revenue information by third-party payor groups, patients or commercial payors. Internally, resource allocations, investment choices and strategic decisions do not contemplate revenue generated by third-party payor groups, patients or commercial payors. Both internally and externally, the evaluation of the Company’s business and decision-making includes information incorporating the disaggregation of revenue based on product type, including oncology, prenatal, and clinical trial support services. This includes information regularly reviewed by the Company’s Chief Operating Decision Maker, how it is presented in the “Management’s Discussion and Analysis” section of the Amended Draft Registration Statement, the financial statements, and in other investor communications.

In addition, as noted on pages 21, 22 and 94 of the Amended Draft Registration Statement, more than 90% of the Company’s revenue is generated from third party reimbursement, for which the predominant payors are commercial insurers or state Medicaid plans, which in many instances, are administered by commercial insurers. The remaining payors (e.g. Medicare and patients) are not presently a material component of the business as it relates to reimbursement. Across the predominant payors, the Company’s reimbursement rates are similar for each test within the Company’s two product categories. Furthermore, denial rates and collection periods are similar across the predominant payor channels. As a result, the Company views these predominant payors to be similar and has therefore focused on product types when disaggregating revenue.

Should reimbursement rates, denials, payor mix, or collection experience with individual payor categories become a more significant driver of revenue variability or risk in the future, the Company will reassess whether additional disaggregation by payor type is warranted.

10. Long-term Debt, page F-27

29.

As disclosed on page F-28, we note that the Oberland Note Purchase Agreement requires you to maintain certain trailing six-month net revenue levels and trailing six-month gross margin ratios, and other covenants. We also note, as indicated on page 106 that this agreement also has a royalty participation. Please expand your disclosures to provide the schedule of such net revenue levels, quantify the royalty rate and clarify whether or not you were in compliance with each material covenant as of the latest balance sheet presented.

In response to the Staff’s comment, the Company has revised the disclosure on page F-28 of the Amended Draft Registration Statement.

General

30.

Refer to the gatefold graphic with key metrics including annualized revenue run-rate and year-over-year revenue growth. Please revise to describe how you calculate annualized revenue run-rate, year-over-year revenue growth and profitability. We may have additional comments upon review of the complete graphic populated with the data. Please also define LTM in the graphics and ensure that your filing, including the graphics with text and letter from your co-founder and CEO, are text-searchable.

In response to the Staff’s comment, the Company has revised the gatefold graphic to describe how it calculates annualized revenue run-rate, year-over-year revenue growth and profitability, define LTM, and update the “Letter from our Co-Founder & CEO,” and the remaining graphics throughout the S-1, to be text searchable.

31.	You have included an estimate for your U.S. annual market opportunity in the gatefold graphic. Please revise to provide a balanced presentation by briefly describing the material assumptions.

In response to the Staff’s comment, the Company has revised the gatefold graphic in the Amended Draft Registration Statement.

Securities and Exchange Commission

August 11, 2025

32.

We note your disclosure on page 27 that “[you] rely on a limited number of suppliers, or, in some cases, sole- or single-source suppliers, for certain sequencers, reagents, blood tubes and other equipment, instruments and materials that [you] use in [y]our laboratory operations;” on page 94 that “[you] prioritize entering into contracts with major commercial insurance companies and other third-party payors;” and on page 148 that “[o]utside of [y]our direct sales efforts in oncology, [you] have signed collaboration agreements with a select number of pharmaceutical companies and institutions to support clinical development of novel precision oncology therapeutics.” Please revise to further discuss these suppliers and collaborations, disclose the terms of any material contracts, other than contracts entered into in the ordinary course of business, and file any such material contracts as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that it has reviewed its arrangements and relationships with its third-party suppliers and payors and pharmaceutical companies and institutions, and believes that it is not required to disclose the terms of the agreements with such third-parties, as they are not material to an investor’s understanding of the Company’s business (other than the agreements with J&J, as noted in response to Comment No. 24). In particular:

•

Regarding the Company’s agreements with suppliers, the majority of these agreements are placed solely on a quote and purchase order basis, and even in the minority of relationships where the Company has a master services agreement in place, there are no exclusivity provisions. In addition, the Company believes that if necessary, it could replace its current third-party suppliers with alternative suppliers that could provide it with products that are substantially similar to those that it receives from its current third-party suppliers. While transitioning to an alternative supplier could require significant management attention at the time of transition, the Company does not believe such a transition would cause material harm to its business or results of operations, and these agreements generally provide for a substantial transition period.

•

Regarding the Company’s contracts with third-party payors, the Company notes that these agreements are part of its ordinary course of business and generally do not include terms that are strategically unique to the Company, and the Company’s business is not substantially dependent on any single third-party payor. The Company has entered into agreements with these third parties as part of its ordinary course, and believes that these agreements are of the type that typically accompany relationships between other diagnostics companies and such third-party payors.

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Regarding the Company’s agreements with a select number of pharmaceutical companies and institutions, the Company has reviewed these agreements and believes that it is not required to disclose the terms of the agreements with such third-parties (other than J&J), as none of these are material to the Company other than the agreements with J&J.

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The J&J Collaboration Agreement and its amendments, as well as the J&J Development and Commercialization Agreement, as confirmed to the Staff in response to Comment No. 24 above, have been filed with the Amended Draft Registration Statement and the material terms of such agreements are described on pages 134 and 135 of the Amended Draft Registration Statement. The Company respectfully advises the Staff that the revenue from the Company’s agreements with J&J is not anticipated to be material to its financial statements in any period. However, the Company has determined that the J&J agreements are material contracts because the Company’s Unity Fetal Antigen assay was chosen by J&J as the exclusive test for determining patient eligibility for the clinical trial. As disclosed on page 160 of the Amended Draft Registration Statement, the Company believes that the partnership with J&J demonstrates the unique capabilities of its products and technologies, and the partnership with J&J can promote awareness and adoption of the Company’s tests.

33.	We note that you make various statements throughout the registration statement regarding your field and the performance of your products including, but not limited to, the following:

•	Gatefold Graphic 3: “Cancers at this low level of VAF are often missed by other cancer tests.”

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Letter from Our Co-Founder & CEO: “While others in our industry poured hundreds of millions of dollars into fully automated labs that locked down their assays and made further improvements hugely expensive, we identified bottlenecks systematically, automating our facilities step-by-step.”

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Page 2: “Our products reveal actionable insights from a simple blood draw that are fundamentally changing how diseases are diagnosed and treated, leading to a paradigm shift in personalized medicine;” “Our Northstar Select test is used to guide therapy selection and has been shown to detect over 50% more actionable solid tumor mutations than conventional liquid biopsies.”

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Page 3: “Moreover, we believe our design-based R&D approach allows us to harness this technology and accurately predict the clinical performance of a novel assay before testing a single patient sample, which we believe accelerates time-to-market and significantly improves our commercial launch success rate.”

Securities and Exchange Commission

August 11, 2025

•

Page 5: “Conventional genetic analysis techniques, such as NGS and digital droplet PCR (ddPCR), typically sacrifice either sensitivity or multiplexing, i.e., ability to interrogate many genomic loci at the same time, forcing compromises in clinical utility.”

•

Page 6: “However, studies estimate that fewer than half of fathers complete the recommended screening due to barriers related to cost, availability, and willingness. As a result, approximately 58% of pregnancies affected by these recessive conditions are undetected by traditional screening workflows.”

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Page 122: “For a pregnant patient, typically only 2% to 15% of the cfDNA in a standard blood draw is of fetal origin. For a cancer patient, approximately between 0.01% to 1% of the cfDNA is derived from a tumor, depending on cancer stage. Notably, there is often only one cfDNA molecule present at any given genomic location associated with disease, even in advanced cancer patients”; “The scarcity of cfDNA necessitates amplification by a factor of millions before it can be sequenced.”

•	Page 127: “AI can reduce medical chart extraction costs by over 90%, enabling the synthesis of smNGS molecular data and AI-extracted longitudinal clinical data for each patient.”

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Page 135: “smNGS enables >95% sensitivity and >99.9% specificity, which results in an industry-leading PPV of 80% in average risk pregnancies. More than 70% of UNITY Aneuploidy orders now include 22q11.2 optional add-on testing;” “Since launching, UNITY Fetal RhD NIPT has been ordered for over 150,000 patients, with data published in peer-reviewed studies demonstrating 100% concordance with neonatal outcomes and sensitivity/specificity of >99.9%.”

•

Page 138: “The amount of a particular SNV or alteration compared to normal DNA detected by liquid biopsy tests are measured as a variant allele fraction (VAF), with over half of all treatable alterations occurring at a VAF <0.5%, and approximately one fourth occurring at <0.2%;” “First generation liquid biopsy tests have an LOD that ranges between 0.25%—0.50%, whereas Northstar Select has demonstrated an LOD of 0.15%, representing a 2-fold higher sensitivity than these other assays. Since most treatable mutations occur at very low VAFs and studies have shown that even mutations found at <0.20% VAF respond to therapy, Northstar Select uncovers more treatment options for patients.”

•

Page 143: “We believe there is a significant market opportunity for tumor-naïve MRD assays, especially in certain cancer types such as lung, where the QC failure rates for tissue testing can exceed 40%.”

Please revise your disclosure throughout the prospectus to provide the basis for these statements. Please also ensure you disclose any relevant metrics on which these statements are based and any material assumptions.

In response to the Staff’s comment, the Company has revised the disclosure throughout the prospectus to provide the basis for statements regarding the Company’s field and the performance of the Company’s products, including the statements noted above in the Staff’s Comment No. 33 to the Company, including to the extent applicable disclosing relevant metrics and material assumptions.

The Company supplementally advises the Staff that the industry comparison contained in the Letter from Our Co-Founder & CEO and referenced in the second bullet point above is based on publicly-available laboratory capital expenditure information disclosed by public company competitors. In addition, the Company advises that Staff that the statement “[t]he scarcity of cfDNA necessitates amplification by a factor of millions before it can be sequenced” is common knowledge in the genetic testing field. Because cfDNA originating from a fetus or a cancer cell is extremely limited and fragmented within a blood sample, it must be significantly amplified in order to generate sufficient reliable data for complete/unbiased sequencing to be possible. This is explained on page 129 of the Amended Draft Registration Statement. The Company also respectfully advises the Staff that the statement that its “products reveal actionable insights from a simple blood draw that are fundamentally changing how diseases are diagnosed and treated” is well supported by the detailed disclosure in the Prospectus Summary and Business sections. Such disclosures explain that: (i) the Company’s UNITY offering improves diagnosis of fetal genetic risks by not requiring a paternal sample or invasive procedures such as amniocentesis; (ii) the Company’s Northstar Select test improves cancer therapy selection by detecting more actionable solid tumor mutations than conventional liquid biopsies; and (iii) the Company’s Northstar Response offering improves disease treatment by enabling real-time monitoring of patient response to cancer therapy with unprecedented precision. The use of these products in diagnosing and treating disease is “leading to a paradigm shift in personalized medicine”

Securities and Exchange Commission

August 11, 2025

because, as explained in the Prospectus Summary and Business sections, “[t]ruly personalized medicine requires the (i) characterization of the disease specific to each patient beyond the presence of the single mutation marker to quantification of disease biology of individuals at the single-molecule level, and (ii) integration of this characterization with multi-modal clinical history, powered by AI.” As further explained in the prospectus, the Company “[has] already built products for this characterization, and [is] starting to integrate [its] diagnostics with this multimodal clinical history.” The Company has revised its disclosure to add a cross-reference to its patient case studies, which it believes most clearly demonstrate how its products are fundamentally changing how diseases are diagnosed and treated and supporting a paradigm shift in personalized medicine.

34.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

The Company respectfully advises the Staff that it has and will continue to supplementally provide the Staff with a copy of all written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, will present to potential investors in reliance on Section 5(d) of the Securities Act.

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Securities and Exchange Commission

August 11, 2025

* * * * *

Please do not hesitate to contact me at (415) 801-4852 if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP

/s/ Andrew D. Thorpe

cc:	Oguzhan Atay

Thomas Lynch

BillionToOne, Inc.

Nicholas B. Harley

Alexa Belonick

Elena M. Vespoli

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Dave Peinsipp

Kristin VanderPas

Denny Won

Mark Ballantyne

Cooley LLP